UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File #0-14555

CUSIP #918225-100

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VIST Financial Corp.
Full Name of Registrant

Former Name if Applicable

1240 Broadcasting Road
Address of Principal Executive Office (Street and Number)

Wyomissing, Pennsylvania 19610
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VIST Financial Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009 within the prescribed time period without unreasonable effort or expense.  On November 9, 2009, as a result of discussions with the Commission staff, the Company concluded that it will amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to revise the fair value on certain Junior Subordinated Debentures and cash flow hedges related to those debentures.  The Company has determined that the accounting treatment under FASB ASC 815 previously used to report the fair value of junior subordinated debt, the fair value of the cash flow hedges and the resultant change in value and the unrealized gain (loss) reported in accumulated other comprehensive income was incorrect.  The accounting treatment should have been in accordance with FASB ASC 825 and reported in operations.  VIST will reflect similar adjustments in its Form 10-Q for the quarter ended September 30, 2009.  VIST requires additional time to file the Form 10-Q for the quarter ended September 30, 2009 in order to complete such adjustments.  Based on the Company’s analysis as of this date, other than the specific timing of the income effect on the period earnings for the quarters ended December 31, 2008, March 31, 2009, June 30, 2009, and September 30, 2009, the cumulative impact on earnings over the four reporting periods was not affected and all balance sheet items reported in VIST’s earnings release for the quarter ended September 30, 2009 remain unchanged.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward C. Barrett	610	603-7251
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ No ☒ Yes

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ No ☐ Yes

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VIST Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2009	By	/s/ Edward C. Barrett
Name: Edward C. Barrett Title: Chief Financial Officer